NO ACT

DC
PE
3-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042849

Received SEC
MAR 2 4 2008
Washington, DC 20549

March 24, 2008

Act: 1934
Section: ____
Rule: 14A-8
Public
Availability: 3/24/2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Pfizer Inc.
Incoming letter dated March 7, 2008

Dear Mr. Chevedden:

This is in response to your letters dated March 7, 2008, March 9, 2008, March 10, 2008, March 11, 2008, and March 14, 2008 concerning the shareholder proposal submitted to Pfizer by Kenneth Steiner. On March 7, 2008, we issued our response expressing our informal view that Pfizer could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Margaret M. Foran
Senior Vice President – Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

PROCESSED
APR 0 1 2008 E
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company March 4, 2008 no action request.

The following are communications with the company that are unanswered since it submitted its no action request:

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Tue, 04 Mar 2008 16:07:48 -0800
To: "Margaret M. Foran" <Margaret.Foran@pfizer.com>
Cc: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>, Suzanne Rolon
<Suzanne.Y.Rolon@Pfizer.com>
Subject: (PFE) Rule 14a-8 proposal and belated no action request

Ms. Margaret M. Foran
Corporate Secretary
Pfizer Inc. (PFE)

Dear Ms. Foran, This is to request that the following words be added to the cumulative voting proposal:
"take the steps necessary to"
These simple words will make explicit 5-words which are already implicit and will address the belated March 4, 2008 company no action request for an annual meeting which is expected to be held on approximately April 26, 2008.
Pfizer shareholders should at least be allowed to vote on this long-established cumulative voting topic in 2008.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Kenneth Steiner

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Tue, 04 Mar 2008 20:52:54 -0800
To: "Foran, Peggy (Margaret)" <Peggy.Foran@pfizer.com>
Cc: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Subject: #2 (PFE) Rule 14a-8 proposal and belated no action request

Ms. Margaret M. Foran
Corporate Secretary
Pfizer Inc. (PFE)

Dear Ms. Foran,
Below and attached is the February 13, 2008 company message that the cumulative voting proposal "will be included in Pfizer's Proxy Statement for our 2008 Annual Meeting."

Therefore this is to request that today's no action request be withdrawn and/or the following words be added to the cumulative voting proposal:
"take the steps necessary to."
These simple words will make explicit the words which are already implicit and will address the belated March 4, 2008 company no action request for an annual meeting which is expected to be held on approximately April 26, 2008.
Pfizer shareholders should at least be allowed to vote on this long-established cumulative voting topic in 2008.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Kenneth Steiner

------ Attachment
From: "Rolon, Suzanne Y." <Suzanne.Y.Rolon@Pfizer.com>
Date: Wed, 13 Feb 2008 16:29:03 -0500
To: olmsted <olmsted7p@earthlink.net>
Cc: "Foran, Peggy (Margaret)" <Peggy.Foran@pfizer.com>

Subject: Shareholder Proposal - Board's Response to Cumulative Voting

p

Sent of behalf of Margaret Foran

Via E-Mail

February 13, 2008

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: Shareholder Proposal for Pfizer 2008 Annual Meeting of Shareholders
Submitted by: Kenneth Steiner

Shareholders recommend that our Board adopt cumulative voting.

Dear Mr. Chevedden,

Pursuant to Rule 14a-8(m)(3)(ii) of the Securities Exchange Act of 1934, enclosed is a copy of the Board of Directors' response to your proposal submitted for your consideration at Pfizer's 2008 Annual Meeting. This response will be included in Pfizer's Proxy Statement for our 2008 Annual Meeting.

If you have any questions, please contact me at (212) 733-4802.

Sincerely,

Margaret M. Foran

Attachment

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Thu, 06 Mar 2008 16:41:32 -0800
To: "Foran, Peggy (Margaret)" <Peggy.Foran@pfizer.com>
Cc: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Subject: # 3 (PFE) Rule 14a-8 proposal and belated no action request

Ms. Margaret M. Foran
Corporate Secretary
Pfizer Inc. (PFE)

Dear Ms. Foran,
Below and attached is the February 13, 2008 company message that the cumulative voting proposal "will be included in Pfizer's Proxy Statement for our 2008 Annual Meeting."

Please advise on March 7, 2008 whether or not this company letter and other company letters like this can be relied upon.

Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Kenneth Steiner

------ Attachment
From: "Rolon, Suzanne Y." <Suzanne.Y.Rolon@Pfizer.com>
Date: Wed, 13 Feb 2008 16:29:03 -0500
To: olmsted <olmsted7p@earthlink.net>
Cc: "Foran, Peggy (Margaret)" <Peggy.Foran@pfizer.com>
Subject: Shareholder Proposal - Board's Response to Cumulative Voting

p

Sent of behalf of Margaret Foran

Via E-Mail

February 13, 2008

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: Shareholder Proposal for Pfizer 2008 Annual Meeting of Shareholders

Submitted by: Kenneth Steiner

Shareholders recommend that our Board adopt cumulative voting.

Dear Mr. Chevedden,

Pursuant to Rule 14a-8(m)(3)(ii) of the Securities Exchange Act of 1934, enclosed is a copy of the Board of Directors' response to your proposal submitted for your consideration at Pfizer's 2008 Annual Meeting. This response will be included in Pfizer's Proxy Statement for our 2008 Annual Meeting.

If you have any questions, please contact me at (212) 733-4802.

Sincerely,

Margaret M. Foran

Attachment

For these reasons, and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The belated company March 4, 2008 no action request is hasty and incomplete in not fully addressing the text of the proposal.

The text of the proposal states:
"Please encourage our board to respond positively to this proposal:
Cumulative Voting." The company argument fails to address this specific text of the proposal. This text clearly does not ask the board to act on its own. It is also consistent with "bilateral action" and a "two-step" procedure.

For these reasons, the earlier March 7, 2008 reasons and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

In The Home Depot (April 4, 2000) the words "take the steps necessary to" was permitted by the Staff to be added to a proposal which included the word "recommendation" in the first sentence of the resolved statement. This is to respectfully request that this proposal similarly be allowed to add the words "take the steps necessary to" in this proposal.

This is the text of The Home Depot proposal in 2000:

> **ADOPT SIMPLE-MAJORITY VOTE**
> Reinstate simple majority vote on all issues subject to shareholder vote (a recommendation). Delete Home Depot (HD) requirements for greater than a majority shareholder vote. Also, require that any future super-majority proposal be put to shareholder vote—as a separate resolution.

This is directly from the April 4, 2000 Staff Reply Letter in The Home Depot (bold added):

> There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the entire portion of the proposal under the caption "Resolved" were recast as a recommendation or request that the board of directors **take the steps necessary to** implement the proposal.

The Home Depot January 26, 2000 letter specified the "two-step procedure" at The Home Depot (bold added):

> (1) Article EIGHTH of the Charter requires the affirmative vote of a super-majority of the Company's shares to adopt or authorize certain business combinations, a proposed dissolution of the Company or certain amendments to the Charter. The Proposal, if adopted, would in effect provide for the immediate repeal of Article EIGHTH and the reinstatement

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the belated company March 4, 2008 no action request for a rule 14a-8 proposal that was required to be submitted to the company no later than November 16, 2007 according to the company 2007 definitive proxy (bold added):

> Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2008 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 **by November 16, 2007.**

The company fails to give a reason for its untimely submittal of a no action request. The company in fact has no good reason to file an untimely no action request.

The company cited Citigroup Inc. (February 22, 2008). The Citigroup no action request in turn cited Burlington Resources Inc.□(February 7, 2003) as an example of:

> The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation.

Yet Pfizer fails to give a reason why it should be excused from a purported ignorance of or sitting on Burlington Resources Inc.□(February 7, 2003) until March 4, 2008.

In other words a company is excused for ignorance of 5 year-old case and then given a 3-day turnaround on its belated no action request. Yet the shareholder has no opportunity to cure a proposal.

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Violation by Pfizer
 # 5 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This morning the company March 6, 2008 no action request supplement arrived for the first time from Gibson, Dunn & Crutcher. This letter had the critical company claim that it was finalizing its proxy materials on March 7, 2007.

Thus the critical information impacting the timing of a proponent rebuttal was withheld from the proponent. This is an explicit violation of rule 14a-8.

A company that violates rule 14a-8 should not be granted no action concurrence with the added service of an expedited 3-day turnaround.

In other words the company no action request is an implicitly claim that only companies are free not to follow rule 14a-8.

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter, the March 10, 2008 letter and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Violation by Pfizer
 # 6 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

This morning the 5-day-old company March 6, 2008 no action request supplement arrived for the first time from Gibson, Dunn & Crutcher. A copy of the arrival envelop is attached. This letter had the critical company claim that it was finalizing its proxy materials on March 7, 2007 – only 3-days after its initial no action request. Thus the proponent was blindsided on the urgency of a rebuttal.

Also the company claimed a 3-day urgency for text that it had one-year to consider.

For example the following similar text was published in the company 2007 defitive proxy:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting.

It is an explicit violation of rule 14a-8 to withhold such critical information impacting the timing of a proponent rebuttal. It is also possible that the company or Gibson, Dunn & Crutcher sat on cited-cases like AT&T, Inc. (February 19, 2008) until a 3-day urgency could be claimed.

A company that violates rule 14a-8 should not be granted any no action concurrence with the added service of an expedited 3-day turnaround.

In other words the blindsiding company no action request is an implicitly claim that companies are unequally free to be excused regarding strict adherence to rule 14a-8.

Now with a Staff Reply Letter obtained under urgency and blindsiding, it is possible that other similar no action requests by Gibson, Dunn & Crutcher will be prejudiced in their consideration – because the bell cannot be unrung.

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter, the March 10, 2008 letter, and the earlier March 11, 2008 letter and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

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JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8(j)(1) Violation by Pfizer
 # 7 Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

Rule 14a-8(j)(1) requires that the company simultaneously provide a copy to the shareholder party of its no action request. The company failed to do this.

If a shareholder submits a rule 14a-8 proposal one-day late the proposal is excluded. Here a company failed to submit its March 6, 2008 no action request supplement to the shareholder party until 5-days had elapsed. Furthermore the company does not dispute this. It is important that there be the same consequence for companies as for shareholders in missing deadlines under rule 14a-8.

For these reasons it is respectfully requested that concurrence not be granted to the company according to Rule 14a-8(j)(1). It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

END